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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                    FILING NO. 2 FOR THE MONTH OF JULY, 2001




                              VISIBLE GENETICS INC.
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
                    (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                            Form 20-F X   Form 40-F
                                     ---            ---


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes      No  X
                                       ---     ---

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                              VISIBLE GENETICS INC.

      On July 26, 2001, we announced that Dr. Brendan Larder is to join Visible Genetics as its new Chief Scientific Officer ("CSO"). In his role as CSO, Dr. Larder will be responsible for all research activities in our company including programs involving both existing and new assays, advanced technology platforms for genetic and mutational analysis, and bioinformatic interpretation systems in a variety of disease areas.

      From 1985 to 1997, Dr. Larder was a research scientist at the Wellcome Research Laboratories in London. Since 1997, Dr. Larder has been the Chief Scientific Officer at VIRCO. Dr. Larder has been a leading researcher in the HIV drug resistance area for over 15 years and has published numerous seminal publications in this field. Best known for his discovery of HIV drug resistance and the genetic mechanisms that underlie it, Dr. Larder pioneered many of the technologies that are in use today to monitor drug resistance in the clinic.

      This Form 6-K may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks, uncertainties and other factors which may cause our results to differ materially from expectations. These include risks relating to the ability to obtain regulatory approval, market acceptance of genotyping and our products, delays in, or the refusal of, insurance companies and other third-party payors to reimburse us for our products, delays in product development, delays in making the new Atlanta manufacturing facility operational, and other risks detailed from time to time in our SEC filings, including our most recent Annual Report on Form 20-F. These forward-looking statements speak only as of the date hereof. We disclaim any intent or obligation to update these forward-looking statements.

      We hereby incorporate by reference the text of this Form 6-K, but not the Exhibit attached hereto, into our Registration Statements on Form F-3, and into the prospectuses contained therein, (File Nos. 333-67607, 333-68939, 333-91155, 333-94649 and 333-40616) and our outstanding Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.



Exhibit 1.        Press Release dated July 26, 2001

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                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        VISIBLE GENETICS INC.


Date: July 26, 2001                     By: /s/ Thomas J. Clarke
                                            --------------------
                                            Name: Thomas J. Clarke
                                            Title:  Chief Financial Officer